November 27, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lory Empire Robert Klein Robert Arzonetti Tonya K. Aldave

Re:	Garden Stage Limited
Registration Statement on Form F-1, as amended
File No. 333-273053

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on November 22, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for November 27, 2023, at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

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[Signature Page Follows]

Very truly yours,

REVERE SECURITIES LLC
as representatives of the several underwriters

By:	/s/ Dajiang Guo
Name:	Dajiang Guo
Title:	Senior Managing Director

R.F. LAFFERTY & CO., INC.

By:	/s/ Robert Hackel
Name:	Robert Hackel
Title:	Chief Operating Officer

DOMINARI SECURITIES LLC

By:	/s/ Kyle Wool
Name:	Kyle Wool
Title:	Chief Executive Officer

[Signature Page to Underwriters’ Withdraw Request Letter]